LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

05008065

25 April 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 April 2005, Re: Dealings by Principal Officer of Lion Industries Corporation Berhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 22/04/2005 06:18:00 PM
Reference No LI-050422-8938B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officer of Lion Industries Corporation Berhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the following Principal Officer of the Company has transacted dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Disposal	Sale Price per Share (RM)	Number of Shares	% of Issued Share Capital
Chang Chee Seng	12.04.2005	1.49	20,000	0.003
	13.04.2005	1.54	10,000	0.001

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

22 APR 2005

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)
A Member of The Lion Group

7 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 March 2005, Re: Proposed scheme of arrangement of Amsteel Mills Sdn Bhd for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **04-03-2005 06:46:22 PM**
Submitted by **LION INDUSTRIES CORPORATION** on **04-03-2005 06:59:57 PM**
Reference No **LI-050304-B2C6C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Yasmin Weili Tan Abdullah**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED SCHEME OF ARRANGEMENT OF AMSTEEL MILLS SDN BHD

* **Contents :-**

The Company wishes to announce that a meeting of the financial institution creditors ("Scheme Creditors") of Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of the Company will be held pursuant to the order of the High Court of Malaya granted on 28 October 2004 under Section 176(1) of the Companies Act 1965 ("Act") at Level 48, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 30 March 2005, at 11.00 am to seek the approval of the Scheme Creditors for the following proposals:

(i) matters connected with the issuance of 6-year RM500 million Bai' Bithaman Ajil Islamic private debt securities by Antara Steel Mills Sdn Bhd, a wholly-owned subsidiary of AMSB; and

(ii) sale of 2,000,000 ordinary shares of RM1.00 each representing 20% of the issued and paid-up capital of CH Rebar Sdn Bhd by AMSB to Chuan Huat Hardware Holdings Sdn Bhd for cash of RM1,900,000.00 and the purchase of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Duabelas, District of Kuala Langat, Selangor by AMSB from Amsteel Mills Realty Sdn Bhd, a wholly-owned subsidiary of AMSB.

The Scheme of Arrangement Document and Explanatory Statement of AMSB required by Section 177 of the Act has been despatched to the Scheme Creditors on 4 March 2005.

AMSB did not apply to the Court for an order to restrain legal proceedings against AMSB under Section 176 (10) of the Act.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

04 MAR 2005